UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

_____________________

Commission File Number: 000-54249

HARMONY METALS, INC.
 (Name of Registrant)

Florida	27-1230588
(State of Incorporation)	(IRS Employer Identification Number)

315 University Avenue Los Gatos, California	95030
(Address of Principal Executive Offices)

(408) 899-5981
 (Registrant's Telephone Number)

Darren L. Ofsink, Esq. Guzov Ofsink, LLC 900 Third Avenue, 5th Floor New York, New York 10022 Tel. (212) 371-8008 Fax (212) 688-7273
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUIRED NOT TO SEND US A PROXY

Harmony Metals, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Harmony Metals, Inc. (the “Company”) at the close of business on January 3, 2011, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Board of Directors is expected to take place no earlier than 10 days after the date this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about January 3, 2011.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

The change in the majority of directors is occurring in connection with a share exchange agreement dated as of December 30, 2011, pursuant to which we acquired 10,000 shares of common stock, par value $.001 of NuVel Inc., a Delaware corporation (“NuVel”), representing 100% of issued and outstanding stock of Nuvel, from the shareholders of Nuvel in exchange of 7,508,333 shares of our common stock, par value $.001 (“Common Stock) (the “Share Exchange Transaction”).  The Share Exchange Transaction closed on December 30, 2011.

Immediately prior to the closing of the Share Exchange Transaction, Olivia G. Ruiz, our Chairwoman of the Board, Chief Financial Officer, President and Treasurer and President and Seth M. Weinstein, resigned from their positions as directors and/or officers of the Company. Their resignations as officers of the Company were effective immediately prior to the closing of the Share Exchange Transaction and their resignations as directors of the Company will be effective ten days after the mailing of this Information Statement to stockholders of the Company. Also effective immediately prior to the closing of the Share Exchange Transaction on December 30, 2011, Jay Elliot was appointed as the President, Chief Executive Officer and director of the Board and Jorge Fernandez was appointed as the Chief Financial Officer of the Company. At the closing, Charles Resnick and Gregory Osborn were appointed as directors of the Company effective ten days after the mailing of this Information Statement to the stockholders of the Company (the “Effective Date”).

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 Common Stock, of which 16,915,833 shares are outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officers and directors prior to the Share Exchange Transaction.

Name	Age	Position	Term of Office

Olivia G. Ruiz	45	Chairman of the Board Chief Executive Officer, President and Treasurer	September 30, 2010 to present as Director; February 7, 2011 to December 30, 2011 as Chief Executive Officer and President

Seth M. Weinstein	43	Director and Secretary	September 30, 2010 to present as Director; February 8, 2011 to December 30, 2011 as Secretary

The following describes the business experience of each of the directors and executive officers prior to the Share Exchange Transaction:

Olivia G. Ruiz has served as the Chief Executive Officer and President since February 7, 2011 and as a Director of the Company since September 30, 2010.  Since December 2009, Ms. Ruiz has served as Senior Recruiter – Talent Acquisition for Silicon Valley Bank.  From August 2009 until May 2011, Ms. Ruiz has served as a director of Rainmakers Private Equity, an investment banking boutique firm.  From March 2004 until March 2009, Ms. Ruiz served as a director for the San Francisco office of Russell Stephens, LLC, a recruitment firm for banking and financial services professionals.  From July 2006 until December 2008, Ms. Ruiz served as the president and director of Anasazi Capital Corp., an SEC reporting company.  From February 2002 until March 2004, Ms. Ruiz provided executive-level operational support for Paul Capital Partners.  From September 1998 until August 2001, Ms. Ruiz served as senior vice president of Opal Financial Group coordinating institutional investment conferences throughout the United States.

Seth M. Weinstein has served as the Secretary of the Company since February 8, 2011, and as a Director of the Company since September 30, 2010.  Since March 2011, Mr. Weinstein has served as the managing member of JHP Partners, LLC, a Florida limited liability, an investment management company in Boca Raton, Florida.  Since July 2008, Mr. Weinstein has served as the managing member of Portable Alpha Advisors, LLC, an investment management company in Boca Raton, Florida. Since April 2006, Mr. Weinstein has served as a managing member of Logan Equity Partners, LLC, a real estate investment management company in Boca Raton, Florida.  Since October 2004, Mr. Weinstein has served as the managing member of Crescent City Capital Advisors, LLC, a hedge fund in Boca Raton, Florida.  From September 2000 until June 2003, Mr. Weinstein was employed by Schonfeld Securities where he managed firm capital on a proprietary basis.  From June 1998 until August 2000, Mr. Weinstein was employed by Spear, Leeds & Kellogg as a portfolio manager and was responsible for handling of firm capital on a proprietary basis.  From May 1994 until March 1998, Mr. Weinstein was engaged as a trader and quantitative analyst for TCM Partners, a $40 million hedge fund in New York, New York.

Set forth below is the biographical information about the new directors and executive officers:

Name	Age	Position

Charles Resnick	60	Chairman of the Board,

Jay Elliot	72	Chief Executive Officer, President and Director

Gregory Osborn	47	Director

Jorge Fernadenz	37	Chief Financial Officer

Charles Resnick - Chairman

Mr. Resnick has 25-years of global management experience with Danka Business Systems, Tropicana Products, Mellon Bank, PepsiCo and Procter & Gamble. He served as Assistant to the President of the United States negotiating with G-7 Finance Ministers under the Bush and Clinton Administrations. Mr. Resnick also possesses extensive M&A experience in over 100 acquisitions and divestitures. In his most recent position, he was a founder and Vice President of Corporate Development of Mimeo Printing Technologies and was instrumental in building a strategic business and investment relationship with Hewlett-Packard and UPS. Mr. Resnick is currently serving as a director of Cella Energy, a UK corporation, as well as President of its subsidiary in the U.S.  He is also currently CEO and a director of Celsia Technologies, Inc., a company engaged in the computer cooling solution technology development. Mr. Resnick graduated from St. Louis University with a B.S. degree in 1972 and an MBA degree in 1975. We believe that Mr. Resnick's qualifications and his extensive business experience provide a unique perspective for our board.

Jay Elliot - CEO, President and Director

Mr. Elliot has more than 30-years of technology operations experience. He was previously Senior Executive Vice President of Apple Computer, reporting to Mr. Steve Jobs. Mr. Elliot also managed a software division of IBM with 16,000 employees as director of its Santa Theresa Software Laboratory in year 1978, and he served as director of Intel’s California operations in year 1979 and CEO of New Health Systems in year 1989, a company in the business of electronic health care records. Mr. Elliot is founder and chairman of Migo Software.  Mr. Elliot graduated from San Jose State University in 1969 with a bachelor degree in Mathematics. We believe that Mr.  Elliot is well suited to sit on our board based on his extensive business experience.

Greg Osborn - Director

Mr. Osborn is Co-Founder and Managing Partner of Middlebury Securities LLC, and he brings over 20 years of business and financial experience. As an investment banker at Drexel Burnham, Smith Barney, Paine Webber, Axiom Capital, Indigo Capital and now Middlebury Securities LLC, Greg has led teams in arranging private and public debt and equity financing in excess of $1 billion over the course of his career. He has extensive experience in many industry verticals and sub-verticals, Mergers and Acquisitions transactions including acquisitions, divestitures, recapitalization, LBOs, APOs and joint ventures. Mr. Osborn earned his bachelor degree (with honors) from Ramapo College. We believe that Mr. Osborn's expertise in financial matters based on his extensive investment banking experience positions him well as our director.

Jorge Fernandez - CFO

Mr. Fernandez has been Chief Financial Officer of Celsia Technologies, Inc. a company engaged in the computer cooling solution technology development since October 2007 and previously served as the Corporate Controller since October 2005 in Celsia Technologies, Inc. Prior to that, Mr. Fernandez served as the Finance Director for Tiger Direct (NYSE: SYX), a Fortune 1000 computer and electronics retailer, as Finance Director-Latin America for PRG-Schultz (NASDAQ: PRGX), an accounts payable recovery audit services firm and held the position of VP of Finance for Fiera Group, an e-commerce startup in Latin America. Mr. Fernandez began his career as part of the assurance practice at Arthur Andersen LLP, where he managed audit engagements in South Florida. Mr. Fernandez received his Bachelors and Masters degree in Accounting from the University of Florida, and is a Certified Public Accountant licensed in the State of Florida.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 30, 2011 immediately prior to the closing of the Share Exchange by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Amount, Nature and Percentage of Beneficial Ownership (2)

Seth Weinstein 6538 Collins Avenue, Suite 476 Miami, Florida 33141	40,000 shares (voting)	*

Olivia G. Ruiz 6538 Collins Avenue, Suite 476 Miami, Florida 33141	40,000 shares (voting)	*

Sahej Holdings, Inc. (1) 3004 NW 52nd Street, No. 2 Miami, Florida 33142	6,500,000 shares (voting)	69.1%

All Directors and Officers, as a Group	80,000 shares (voting)	*

* Less than 1 percent.

(1)   Earline Nicole Taylor is the sole officer and director of Sahej Holdings, Inc.  Ms. Taylor maintains sole voting and investment control of these shares of common stock.  As a result, Ms. Taylor is deemed to beneficially own all of these shares of common stock.

(2)   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 9,407,500 shares of our Common Stock outstanding as of the date of this table.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock after giving effect to the Share Exchange and as of the Effective Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner(1)	Amount, Nature and Percentage of Beneficial Ownership (2)

Charles Resnick (Chairman)	313,848 shares (voting)	1.9%

Jay Elliot (CEO and Director)	2,327,585 shares (voting)	13.8%

Gregory Osborn (Director)	1,112,735 shares (voting)	6.6%

Jorge Fernandez (CFO)	0	0

Randy Hagen (SVP)	928,030 shares (voting)	5.5%

All Directors and Officers, as a Group	4,682,198 shares (voting)	27.8%

NuVel, Inc. 315 University Avenue Los Gatos, CA 95030	6,580,000 shares (voting)	38.9%

(1)   The address for each officer and director is c/o Harmony Metals, Inc., 315 University Avenue, Los Gatos, CA 95030.

(2)   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 16,915,833 shares of our Common Stock outstanding as of the date of this table.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended September 30, 2011, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”) failed to file on a timely basis, reports required by Section 16 of the Exchange Act during such fiscal year or, except as reported above, prior years.  The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

No compensation of any kind (including salary, bonuses or other compensation including the grant of equity awards or stock options) was paid to any of our directors and officers during the fiscal years ended September 30, 2011 and 2010.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have majority of independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees. Also, we do not have a “audit committee financial expert” on our board of directors as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended September 30, 2011, the Board of Directors held two meetings and took action two times by unanimous written consent.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

There were no transactions during the fiscal year ended September 30, 2011, or currently proposed transactions, between the Company and any director or officer or greater than 5% shareholder in which such persons had or is to have a direct or indirect material interest. The Company has no stock options; option plans or other incentive compensation plans at the present time, although the Company anticipates that it may adopt incentive compensation plans in the future. Further, the Company has no formal management or employment agreements with any of its officers, directors or other employees.

None of the Company's directors is or has been an executive officer of, or owns or owned in excess of 10% equity interest in, any business or professional entity that has made, currently or during the last full fiscal year, any payments to the Company in excess of 5% of the Company's or other entity's consolidated gross revenues for its last full fiscal year.  None of the Company's directors is or has been an executive officer of or owns or owned in excess of 10% equity interest in any business or professional entity to which the Company has made or will make payments for property or services in excess of 5% of the Company's or other entities consolidated gross revenues for its last full fiscal year.  None of the Company's directors are or have been executive officers of or owns or owned in excess of 5% equity interest in any entity to which the Company was indebted at the end of its last full fiscal year in an aggregate amount in excess of 5% of the Company's total consolidated assets at the end of such year.  None of the Company's directors are members of or counsel to any law firms that the Company has retained or partners or officers of any investment-banking firm that has performed services for the Company.  Finally, no director, executive officer, nominee for election as director, any member of the immediate family of the forgoing persons, any corporation or organization of which any of the foregoing persons is an officer or partner or is (directly or indirectly) owner of 10% or more of equity securities of such entity, or any trust or estate in which any of the foregoing persons has a substantial interest or serves as trustee, is or has been indebted to the Company at any time since the beginning of the Company's last fiscal year in excess of $60,000.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

HARMONY METALS, INC.

January 3, 2012
By:  /s/ Jay Elliot
              Jay Elliot
              Chief Executive Officer